FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of November, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

                       HSBC TRINKAUS & BURKHARDT ANNOUNCE
                    STRONG INCREASE IN THIRD QUARTER RESULTS

- Operating profit up 21.0 per cent to EUR87.4 million in the first nine months of 2005.
- Profit after tax up 31.2 per cent during the same period.
- 2005 results have shown continuous improvement over the first three quarters. Return on equity before tax increased to 25.4 per cent.

The EUR15.2 million increase in operating profit for the first nine months of 2005 was reflected in all areas of the business. The third quarter delivered the strongest operating profit of the year and was up on the corresponding period last year. Risk provisions remained low as a result of the bank's continued stringent credit risk assessment criteria. A 31.2 per cent increase in profit after tax, up EUR18.9 million to EUR79.5 million, is particularly notable because last year's results included a one-off gain due to the sale of an indirect shareholding in HSBC Guyerzeller Bank. Return on equity increased to
25.4 per cent on an annualised basis in the first three quarters 2005, compared to 18.9 per cent in the previous year.

Interest income improved by 13.9 per cent to EUR57.5 million despite low interest margins. This was mainly due to high customer deposits which were re-invested in the inter-bank market.

Fees and commissions increased 18.5 per cent (EUR30.5 million) to EUR195.4 million. This was mainly as a result of an upturn in the financial markets. Origination and structured solutions also delivered much improved results.

Trading profits exceeded last year's results by 3.0 per cent to EUR47.7 million. The increase was mainly a result of stronger numbers from equities, equity derivatives and foreign exchange. Fixed income sales slightly decreased.

HSBC Trinkaus & Burkhardt continues to invest in its businesses, and the number of employees has increased steadily. In addition, higher bonus accruals resulted in increased staff costs. Due to higher IT expenses, increases have also been seen in other administration costs. The cost increase was mainly as a result of business initiatives which have led to a corresponding increase in revenues. Another reason for the increase was the expenses incurred by the launch of a new subsidiary: International Transaction Services GmbH. Overall, administrative expenses increased by 13.3 per cent (EUR25.0 million) to EUR212.9 million. Despite this, the cost:income ratio decreased to 63.7 per cent from 67.0 per cent the previous year.

In addition to the operating results highlighted above, other income also improved in the third quarter. This was attributable to the deconsolidation of a special fund. Furthermore, a 49 per cent shareholding in International Transaction Services GmbH was sold to T-Systems. On 1 August 2005 HSBC Trinkaus & Burkhardt's securities services department was outsourced to International Transaction Services GmbH which also offers these transaction services to other banks.

In the first three quarters of 2005 the Institutional Customers division contributed EUR35.9 million to the results of the bank, an increase of EUR3.9million on the previous year. This was due to growing sales in the asset management and fixed income sales business areas.

Services to high net worth individuals reported the biggest increase in operating results of all the customer business groups, from EUR15.8 million to EUR25.1 million. This was mainly due to an expansion of the securities business and success in winning new customers. Despite ongoing pressure on credit margins the commercial and corporate banking division was able to increase revenues to EUR31.0 million, which exceeded last year's result of EUR30.1 million. Proprietary trading registered a strong increase in results, achieving EUR33.3 million. This was significantly up on the EUR19.6 million achieved in the corresponding period last year.

The managing partners conclude that further growth in commission and trading depends strongly on the development of the capital markets and growth in demand for the bank's products. With regards to commission income, increasing collaboration with HSBC is becoming more and more important - particularly with regards to the placement of structured products. Outside of trading, further revenues should be generated by the introduction of sophisticated structured solutions as well as consulting, including corporate retirement planning. In addition, with the setting up of a Contractual Trust Arrangement (CTA) for the bank's own pension liabilities, the bank has created an innovative solution that can be marketed to other companies. The broad spectrum of asset management services is also a significant growth opportunity.

As a result of ongoing adherence to strict risk assessment criteria, the managing partners are confident there will be no significant defaults in the credit portfolio in the year ahead. Cost increases will remain strictly controlled and care will be taken to invest in potential new sources of revenue. The partners are confident of achieving the goal of two digit growth in operating income, as defined at the beginning of the year.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  10 November 2005